SEC FILE NUMBER
001-32347

CUSIP NUMBER
686688 10 2
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2009

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition report on Form N-SAR

For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION
ORMAT TECHNOLOGIES, INC.

Full Name of Registrant
N/A

Former Name if Applicable
6225 Neil Road

Address of Principal Executive Office (Street and Number)
Reno, Nevada 89511-1136

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Ormat Technologies, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) by the required deadline of March 1, 2010 due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense, for the reasons described below.
     On February 23, 2010, the Board of Directors and Audit Committee of the Company, upon recommendation of management, concluded that the Company’s financial statements for the year ended December 31, 2008 (the “2008 Financial Statements”) contained in its Annual Report on Form 10-K for the year then ended require restatement and should no longer be relied upon. The Company plans to include the restatement of the 2008 Financial Statements in its 2009 Form 10-K. The restatement will show a change in the Company’s accounting treatment for certain exploration and development costs. These costs were capitalized on an area-of-interest basis as described in Note 1 of the 2008 Financial Statements using an accounting method that is analogous to the full cost method. In reviewing this accounting treatment following an exchange of comment letters from the Staff of the Securities and Exchange Commission (“SEC”) as part of its periodic review of the reports the Company files with the SEC and the Company’s responses thereto, which extended into the latter part of February, the Company concluded that this accounting treatment was inappropriate in certain respects. As a result, the Company will no longer continue to capitalize these costs for any individual project after it decides to abandon further exploration and development of that project, and will instead expense those costs in the period in which any such determination is made. The 2008 Financial Statements will be restated to write-off unsuccessful exploration and development costs for sites where the Company determined not to pursue further development during 2008.
     The effect of the restatement described therein on the 2008 Financial Statements is as follows:

(U.S. dollars
in millions)
Consolidated balance sheet as of December 31, 2008:
Decrease in construction-in-process	$9.8
Decrease in deferred tax liability	3.6
Decrease in equity	6.2

Consolidated statement of operations and comprehensive income for the year ended December 31, 2008:
Decrease in net income	6.2
Decrease in comprehensive income	6.2
     The Company also plans to revise its consolidated financial statements as of and for the three and nine months ended September 30, 2009 to reduce net income by approximately $1.5 million to expense previously capitalized exploration and development costs related to a project for which the Company determined it would abandon further exploration and development during the third quarter of 2009. In connection with the filing of its 2009 Form 10-K, the Company will revise the third quarter unaudited financial information included in the notes to the financial statements included therein to reflect the expensing of such costs in that interim period.
     The Company expects to file the 2009 Form 10-K on or before March 16, 2010, the 15th calendar day after the prescribed due date of the 2009 Form 10-K.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Joseph Tenne	(775)	356-9029

(Name)	(Area code)	(Telephone number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes   ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes   ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     See the response to Part III of this Form 12b-25.

ORMAT TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 26, 2010	By:	/s/ Yehudit Bronicki
		Name:	Yehudit Bronicki
		Title:	Chief Executive Officer